1-14928

P.E. 3-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

MAR 2 2 2002

070

02025887

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of March, 2002

ABBEY NATIONAL plc
(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . X . . .

<u>CHANGE IN DIRECTORS' INTERESTS</u>

In pursuance of the Company's obligations under Section 329 of the Companies Act 1985 and Chapter 16, paragraphs 16.13(a) and 16.13(c) of the Listing Rules, I hereby notify you that the directors listed below have today notified the Company that the following awards have been made in respect of shares held by the Abbey National Employee Trust, under the Company's Share Matching Scheme ("the Scheme"), as a result of which they have a right to acquire the number of ordinary shares of 10p each of the Company indicated below for nil consideration, subject to the satisfaction of the performance conditions set out in the rules of the Scheme.

Director	No. of Shares
Ian Harley	13,640
Andrew Pople	20,260
Yasmin Jetha	11,735
Mark Pain	18,054

By virtue of the Directors being potential beneficiaries of the Abbey National Employee Trust ("the Trust"), they have become interested in a further 31,689 ordinary shares of 10p each of the Company as a result of purchases made by Mourant and Co Trustees Limited as trustees of the Trust on 19 March, 2002 at £10.019 per share and 32,202 ordinary shares of 10p each purchased on the 20 March, 2002 at £9.859737 per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL plc

Date:21 March, 2002

By ______________________
Ian Christie, Assistant Group Secretary